Exhibit E

Consent of Independent Registered
Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (File Nos. 333-143857 and 333-138617) of: Vale S.A. (formerly Companhia Vale do Rio Doce), Vale Capital Ltd. (File No. 333-143857-01) and Vale Overseas Ltd. (File No. 333-138617-01) of our report dated February 19, 2009 (except with respect to our opinion on Vale’s consolidated financial statements insofar as it relates to the retrospective application of SFAS No 160, as to which the date is June 26, 2009) relating to the financial statements of Vale and the effectiveness of internal control over financial reporting, for the year ended December 31, 2008, which is included in Vale’s current report on Form 6-K furnished to the Securities and Exchange Commission on July 6, 2009.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
July 6, 2009